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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X      Form 40-F
                -----------            ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X
          -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the Month of June, 2000

List of Exhibits

   1. June 7, 2000 press release of registrant relating to its 1999 Annual Dividend

   2. June 7, 2000 press release of registrant relating to a Share Rights Offering of its common shares


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                                                                     [CNH LOGO]
                        NEWS RELEASE


                        For Immediate Release

                        CNH SHAREHOLDERS APPROVE
                        1999 ANNUAL DIVIDEND

            For more    Amsterdam (June 7, 2000) - The CNH Global (N:CNH)
information contact:    Annual General Meeting of Shareholders has approved the
                        dividend recommended by the Board of Directors on April
William B. Masterson    18, 2000 for the year 1999 of $0.55 per share, payable
     01 262 636 5793    on July 5, 2000 to shareholders of record at the close
                        of business on June 21, 2000.

                        With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. Based in the United States, CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH equipment is sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr.



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                                                                      [CNH LOGO]

                        NEWS RELEASE


                        For Immediate Release

                        CNH BOARD OF DIRECTORS APPROVES
                        SHARE RIGHTS OFFERING

            For more    Racine, Wisconsin (June 7, 2000) - The board of
information contact:    directors of CNH Global (N:CNH)
                        today approved a share rights offering that will enable
                        shareholders to purchase additional shares of CNH common
William B. Masterson    stock. This offering is being made by the company in
     01 262 636 5793    conjunction with the conversion of a $1.4 billion
                        advance to capital from a subsidiary of Fiat into shares of CNH common stock as of June 30, 2000. CNH shareholders will have the ability to maintain their ownership position relative to CNH's largest shareholder, Fiat, which has agreed not to purchase additional shares through the rights offering.

                        The company's financing plan for the CNH merger included raising $2 billion of new equity through a public offering. In anticipation of this, a subsidiary of Fiat SpA advanced $1.4 billion in merger financing that would convert into shares of CNH common stock at the earlier of a planned equity offering or June 30, 2000. However, the company has determined that it will not undertake a public offering under current market conditions and at present share price levels. Therefore, under terms of the original agreement, the advance to capital will convert automatically into shares of CNH common stock as of June 30, 2000.

                        "We are pleased to allow our shareholders equal opportunity to add to their holdings at this price level," said Jean-Pierre Rosso, CNH chairman and chief executive officer.

                        Under the share rights offering, CNH shareholders of record as of June 30, 2000, will have the right to purchase shares of CNH common stock at a price and at an amount that will be determined by the advance to capital conversion. This price will be determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH stock on the New York Stock Exchange for the 20 trading days preceding June 30, 2000. Shareholders will be able to purchase additional shares at a ratio that maintains their ownership position relative to Fiat after the advance to capital conversion.

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                        The subscription period during which shareholders can
                        purchase shares will extend from July 3 to August 4, 2000. The rights will be issued to shareholders of record on June 30, 2000 and are non-transferable. Any unexercised rights will expire as of 5 p.m. (U.S. EDT) on August 4, 2000.

                        With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, O&K and Steyr.

                        A registration statement relating to these securities will be filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor any offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                        Taylor Rafferty is acting as information agent for the rights offering. They can be contacted at cnh@Taylor-Rafferty.com; at 205 Lexington Avenue, New York, NY, 10016, (212) 889-4350; or at 21 New Fetter
                        Lane, London, England, EC4A 1AE, +44 (0) 20-7936-0400.



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SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.



                                       By:  /s/ KEVIN J. HALLAGAN
                                            ------------------------------------
                                            Kevin J. Hallagan
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary



June 9, 2000